U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM F-X

APPOINTMENT OF AGENT FOR SERVICE OF PROCESS

A.      Name of issuer or person filing (“Filer”):             Mitsubishi Tokyo Financial Group, Inc.

B.      This is [check one]

☒	an original filing for the Filer

☐	an amended filing for the Filer

C.      Identify the filing in conjunction with which this Form is being filed:

Name of registrant:             Mitsubishi Tokyo Financial Group, Inc.

Form type:             Form CB

File Number (if known):             Not available

Filed by:             Mitsubishi Tokyo Financial Group, Inc.

Date Filed (if filed concurrently, so indicate):             November 2, 2004 (concurrently with Form CB)

D.      The Filer is incorporated or organized under the laws of             Japan,             and has its principal place of business at

4-1, Marunouchi 2-chome Chiyoda-ku, Tokyo 100-6326, Japan Telephone: +81-3-3240-8111

E.      The Filer designates and appoints The Bank of Tokyo-Mitsubishi, Ltd., Headquarters for the Americas (“Agent”), located at:

The Bank of Tokyo-Mitsubishi, Ltd., Headquarters for the Americas, 1251 Avenue of the Americas, New York, NY 10020-1104, U.S.A. Attention: Robert E. Hand, Esq. General Counsel and Director of Public Affairs, Legal and Compliance Office for the Americas, Telephone: 212-782-4630

as the agent of the Filer upon whom may be served any process, pleadings, subpoenas, or other papers in

(a) any investigation or administrative proceeding conducted by the U.S. Securities and Exchange Commission (“Commission”); and

(b) any civil suit or action brought against the Filer or to which the Filer has been joined as defendant or respondent, in any appropriate court in any place subject to the jurisdiction of any state or of the United States, or any of its territories or possessions or of the District of Columbia, where the investigation, proceeding or cause of action arises out of or relates to or concerns any offering made or purported to be made with respect to which the Filer has filed the Form CB with the Commission. The Filer stipulates and agrees that any such civil suit or action or administrative proceeding may be commenced by the service of process upon, and that service of an administrative subpoena shall be effected by service upon such agent for service of process, and that service as aforesaid shall be taken and held in all courts and administrative tribunals to be valid and binding as if personal service thereof had been made.

F.      The Filer stipulates and agrees to appoint a successor agent for service of process and file an amended Form F-X if the Filer discharges the Agent or the Agent is unwilling or unable to accept service on behalf of the Filer at any time until six years have elapsed from the date of the latest amendment to the Filer’s Form CB. The Filer further undertakes to advise the Commission promptly of any change to the Agent’s name or address during the applicable period by amendment of this Form, referencing the file number of the relevant form in conjunction with which the amendment is being filed.

G.      The Filer undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the Form CB, the securities to which the Form CB relates; and the transactions in such securities.

The Filer certifies that it has duly caused this power of attorney, consent, stipulation and agreement to be signed on its behalf by the undersigned, thereunto duly authorized, in Tokyo, Japan on this 2nd day of November, 2004.

Filer:	MITSUBISHI TOKYO FINANCIAL GROUP, INC.

	By:	/s/ Tatsunori Imagawa
		Name:	Tatsunori Imagawa
		Title:	Deputy President

This statement has been signed by the following persons in the capacities and on the dates indicated.

The Bank of Tokyo-Mitsubishi, Ltd.,
Headquarters for the Americas,
as Agent for Service of Process for
Mitsubishi Tokyo Financial Group, Inc.

By:	/s/ Robert E. Hand
	Name:	Robert E. Hand
	Title:	General Counsel and Director of Public Affairs, Legal and Compliance Office for the Americas

Date: November 2, 2004